MED ONE OAK, INC.
9201 Pinecroft
The Woodlands, Texas  77380

April 5, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William H. Thompson, Branch Chief

Re:	Med One Oak, Inc.
Amendment No. 1 to Form 8-K

Filed February 28, 2013
File No. 0-49999

Dear Mr. Thompson:

On behalf of Med One Oak, Inc. (the “Company”), the undersigned hereby submits a response to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its  comment letter dated March 4, 2013 (the “Comment Letter”) relating to the Company’s Current Report on Form    8-K/A (Amendment No. 1) filed with the Commission on February 28, 2013 (the “Current Report”).

For convenience, the Staff’s comment contained in the Comment Letter is set forth herein in its entirety, with the Company’s response set forth immediately under the comment. This letter should be read in conjunction with Amendment No. 2 on Form 8-K/A (“Amendment No.2”) which is being filed with the Commission by the Company on the date hereof.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
We reviewed your response to comment one in our letter dated January 30, 2013 and the revision to your disclosure. Please revise to set forth the complete text of item 4.01 as amended. Refer to rule 12b-15 of the Exchange Act.

Response:
Amendment No 2, filed with the Commission by the Company on the date hereof, includes the following, which is the complete text of item 4.01 as amended:

(a) Previous Independent Auditors:

i.
On January 10, 2013, Med One Oak, Inc. (the “Company”) was informed that its registered independent public accountant, Peter Messineo, CPA, of Palm Harbor Florida (“PM”), declined to stand for re-election.

ii.
PM's report on the Company’s consolidated financial statements for each of the past two years ended December 31, 2011 and 2010 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern.

iii.	The Company’s Board of Directors participated in and approved the decision to accept PM’s declination and to change independent accountants.

iv.
Through the period covered by the financial audit for the years ended December 31, 2011 and 2010 and including its review of financial statements of the quarterly periods through September 30, 2012 and through January 10, 2013, there have been no disagreements with PM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PM, would have caused it to make a reference thereto in its report. During the years ended December 31, 2011 and 2010 and the interim period through January 10, 2013, the Company has had no reportable events as set forth in Item 304(a)(1)(iv) of Regulation S-K.

v.
The Company provided a copy of the foregoing disclosures to PM prior to filing this Report and requested that PM furnish it with a letter addressed to the Securities & Exchange Commission stating whether or not it agrees with the statements in this Report. A copy of such letter is filed as Exhibit 16.1 to this Form 8-K/A. The Company has authorized PM to respond fully to the inquiries of its successor accountant.

(b) New Independent Accountants:

i.
On January 10, 2013, the Company engaged Pannell Kerr Forster of Texas, P.C. of Houston, Texas (“PKF”), as its new registered independent public accountant. During the years ended December 31, 2011 and 2010 and prior to January 10, 2013 (the date of the new engagement), the Company did not consult with PKF regarding (i) the application of accounting principles to a specified transaction i.e. then completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements by PKF, in either case where written or oral advice provided by PKF would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, or (iii) any other matter that was the subject of a disagreement between the Company and our former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively).

*  *  *

 In connection with the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ivan Wood, Jr.
Ivan Wood, Jr.
Chief Executive Officer